Ballard Power Systems Inc.

News Release

Ballard Reports Q4, Full Year 2014 Results & 2015 Outlook

For Immediate Release – February 25, 2015

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced consolidated financial results for the fourth quarter ended December 31st, 2014 and full year 2014. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

“While Ballard’s financial performance in 2014 was disappointing, we have started 2015 with clear momentum in most of our target markets,” said Randy MacEwen, President and CEO. “With the implementation of key growth initiatives, we are poised for an improvement in financial performance in 2015.”

Key Growth Initiatives

Positioning Technology Solutions to effectively grow and manage engineering services and intellectual property-related contract activities;
Implementing Power Products’ new go-to-market strategy, including investment in additional experienced sales and account management personnel; and
Continuing assessment of M&A opportunities to drive larger scale.

Summary of Q4 & Full Year 2014 Results

Ballard’s 2014 financial performance was impacted by lower-than-expected sales in the Telecom Backup Power market. In addition, fourth quarter results were adversely impacted as a result of the termination of licensing contracts in China and product warranty provisions.

For full year 2014, compared to the prior year, revenue grew 12%, to $68.7 million and gross margin was down 12 percentage points, to 15%, resulting in Adjusted EBITDA of ($18.6) million.

In Q4 2014, compared to the same quarter last year, revenue decreased 10%, to $15.6 million and gross margin was down 53 percentage points, to (19%), resulting in Adjusted EBITDA of ($16.1) million.

The following charts display key quarterly and full year results:

Q4 & Full Year 2014 Highlights

Growth (all comparisons to Q4 2013 and full year 2013 unless otherwise noted)
Power Products:

(i) Telecom Backup Power

Q4 revenue was $3.1 million; full year revenue was $15.9 million, a decrease of 23%.
Full year ElectraGenTM-ME system shipments were down 45%, although the resulting reduction in system revenue was partially offset by an increase in stack shipments to third-party system integrators for use in their own telecom backup power products.
Methanol-fueled systems comprised the large majority of full year shipments, the bulk of which fulfilled orders from Southeast Asia and South Africa.

(ii) Material Handling
Q4 revenue was $4.3 million; full year revenue was $14.5 million, an increase of 124%.
2014 results were consistent with Plug Power’s growth trajectory.

(iii) Development Stage Markets
Q4 revenue was $2.1 million; full year revenue was $8.1 million, a decrease of 39%.
The bus market accounted for almost all full year revenue. While the 12 power modules shipped for buses in the year was the same volume as in the prior year, bus revenue fell primarily due to a reduction in revenue from the licensing contract in China as well as a lower average selling price for the next-generation, lower power rated FCvelocityTM-HD7 module.

Engineering Services:
Q4 revenue was $6.1 million; full year revenue was $30.2 million, an increase of 43%.
Engineering services was anchored throughout 2014 by a 4-year contract with Volkswagen, which was signed in March 2013 and recently extended for an additional 2-years, to 2019. The contract also has a further optional 2-year extension, to 2021. Engineering service contracts also broadened to include additional automotive as well as non-automotive customers.

Path to Profitability (all comparisons to Q4 2013 and full year 2013 unless otherwise noted)
Q4 gross margin was (19%); full year gross margin declined 12 percentage points, to 15%.
Q4 gross margin was impacted by warranty provisions of $3.7 million related primarily to a fuel processor issue in a specific Asian deployment.
Q4 cash operating costs were $7.8 million; full year cash operating costs improved 6%, to $26.4 million.
Cash operating costs were negatively impacted in Q4 by lower government recoveries as well as legal and other administrative costs related to the termination of licensing agreements in China and the transaction with Volkswagen Group.
Q4 Adjusted EBITDA was ($16.1) million; full year Adjusted EBITDA declined 128%, to ($18.6) million.
Adjusted EBITDA was impacted in Q4 by lower gross margin as well as by impairment charges of $6.2 million related to accounts receivable.
Q4 net income was ($17.5) million or ($0.13) per share; full year net income was ($28.2) million or ($0.22) per share, declines of 41% and 11%, respectively.
Q4 cash used by operating activities was ($8.2) million; for the full year cash used by operating activities increased 19%, to ($20.7) million.
Year-end cash reserves were $23.7 million, with a zero balance on the Company’s bank operating line.
Subsequently, in February 2015, cash reserves were augmented by approximately $29 million in net proceeds from a Technology Solutions transaction with Volkswagen Group.

Business Outlook

Technology Solutions
A Technology Solutions transaction with Volkswagen Group (Volkswagen AG and Audi AG) announced earlier this month and closed on February 23rd, 2015 significantly impacts the Company’s liquidity and net income for 2015 and beyond. The transaction has an aggregate value of approximately $80 million and is comprised of two key elements –

Transfer, by Ballard, of the automotive-related portion of fuel cell intellectual property assets previously acquired from United Technologies Corporation (UTC), in return for payments from Volkswagen Group totaling $50 million. Ballard received $40 million at the close of the transaction, 25% of which will be paid to UTC as a royalty payment pursuant to the agreement announced on April 24, 2014. The Company expects to receive the remaining $10 million by Q1 2016, which will be subject to a 9% royalty payment to UTC; and
A 2-year extension, through March 2019, of the existing long-term engineering services agreement signed by Ballard and Volkswagen AG in 2013, with an incremental value estimated at C$30-50 million (approximately US$24-40 million). The contract has a further optional 2-year extension, to 2021.

The Company anticipates continued growth in Technology Solutions contract activities in 2015.

Power Products
The Company anticipates growth in 2015 sales of Telecom Backup Power and Material Handling products as well as Bus modules. Recent developments include –

Plug Power’s outlook for its Material Handling operations in 2015 is positive, with some new end-customer order commitments now received – including a large retailer and sporting apparel manufacturer – as well as repeat orders anticipated from a number of existing end-customers;
January 28th, 2015 announcement that Ballard’s partner, Van Hool N.V., signed a grant agreement with the EU Hydrogen Fuel Cell Joint Undertaking for deployment of 21 fuel cell buses in Europe. Ballard anticipates receipt of purchase orders from Van Hool for delivery of FCvelocityTM-HD7 power modules that will be shipped to Van Hool in 2015 and 2016 for use in these buses; and
February 17th, 2015 announcement that Ballard expects to provide 10 FCvelocityTM-HD6 power modules to BAE Systems and ElDorado National for use in buses funded by the U.S. Federal Transit Administration. Ballard anticipates receiving orders for these modules once agreements with the transit agencies are finalized and expects to begin shipments in the second half of 2015.
Q4 & Full Year 2014 Financial Highlights

(Millions of U.S. dollars)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	% Improvement	2014	2013	% Improvement
-
GROWTH
Fuel Cell Product & Service Revenue:
Telecom Backup Power	$3.1	$5.9	-47%	$15.9	$20.5	-23%
Material Handling	$4.3	$2.0	119%	$14.5	$6.5	124%
Engineering Services	$6.1	$6.2	-2%	$30.2	$21.1	43%
Development Stage Markets	$2.1	$3.2	-34%	$8.1	$13.2	-39%

Total Fuel Cell Product & Service Revenue	$15.6	$17.3	-10%	$68.7	$61.3	12%

PROFITABILITY

Gross Margin	-19%	34%	-53 points	15%	27%	-12 points

Cash Operating Costs2	$7.8	$6.2	-26%	$26.4	$28.0	6%

Adjusted EBITDA2	($16.1)	$0.2	-9,504%	($18.6)	($8.2)	-128%

Net Income (Loss)	($17.5)	($2.3)	-668%	($28.2)	($20.0)	-41%

Earnings Per Share	($0.13)	($0.02)	-534%	($0.22)	($0.20)	-11%

Normalized Net Loss2	($11.3)	($1.9)	-496%	($21.9)	($18.1)	-21%

Normalized Net Loss Per Share2	($0.09)	($0.02)	-392%	($0.17)	($0.18)	5%

CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($10.8)	($0.1)	-11,052%	($15.7)	($11.8)	-33%
Working Capital Changes	$2.6	($0.8)	441%	($5.0)	($5.6)	11%

Cash Used By Operating Activities	($8.2)	($0.9)	-840%	($20.7)	($17.4)	-19%

Cash Reserves	$23.7	$30.3	-22%

For a more detailed discussion of Ballard Power Systems’ Q4 and full year 2014 results, please see the Company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, February 26, 2015 at 10:00 a.m. PDT (1:00 p.m. EDT) to review its Q4 and full year 2014 operating results and Outlook for 2015. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and PowerPoint slide webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investors section of the Company’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard’s current expectations as contemplated under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

Endnotes:
1 2011 revenue adjusted for Contract Manufacturing due to the completion of automotive manufacturing supply agreements with Daimler AG and a Daimler AG subsidiary in October 2011. Historical amounts to Daimler AG were reported in our former Contract Automotive segment and in our existing Fuel Cell Products and Services segment.

2 Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. Normalized Net Loss measures net loss attributable to Ballard from continuing operations, excluding transactional gains and losses and asset impairment charges.

Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss, are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss assist investors in assessing Ballard’s operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.